Exhibit 99.1

Lion Group Holding Ltd. Announces Strategic Treasury Reallocation: Converting SOL and SUI Assets to Hyperliquid (HYPE) following U.S. Institutional Custody Milestone

Singapore – September 8, 2025 – Lion Group Holding Ltd. (NASDAQ: LGHL) (“LGHL” or the “Company”), a leading operator of an all-in-one trading platform, today announced its plan to exchange all of its current Solana (SOL) and Sui (SUI) assets to Hyperliquid (HYPE). This follows the launch of institutional HYPE EVM custody solutions in the U.S. by BitGo Trust Company, Inc. (“BitGo”) and aims to optimize the Company’s cryptocurrency portfolio by leveraging Hyperliquid’s high-performance Layer 1 blockchain and decentralized perpetual futures exchange capabilities.

As part of this reallocation, LGHL will employ an accumulation strategy to convert its SOL and SUI positions into HYPE over time. This approach is designed to lower the average acquisition cost by taking advantage of market volatility and accumulate HYPE at optimal prices. The strategy reflects the Company’s commitment to prudent risk management and long-term value creation in the evolving digital asset landscape.

“We believe Hyperliquid represents the most compelling opportunity in decentralized finance, with its on-chain order book and efficient trading infrastructure,” said Mr. Wilson Wang, CEO of LGHL. “By shifting our holdings from SOL and SUI to HYPE through a disciplined accumulation process, we aim to enhance portfolio efficiency and position the Company for sustained growth in the crypto sector.”

LGHL remains committed to exploring strategic opportunities within the digital asset space and will provide periodic updates as it continues to grow and manage its treasury reserve. This initiative aligns with the Company’s broader mission to provide innovative trading solutions and explore emerging technologies that benefit its corporate clients, individual traders, and retail investors.

About Lion Group Holding Ltd.

Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in-one, state-of-the-art trading platform that offers a wide spectrum of products and services, including (i) total return swap (TRS) trading, (ii) contract-for-difference (CFD) trading, (iii) Over-the-counter (OTC) stock options trading, and (iv) futures and securities brokerage. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Lion’s goals and strategies; our ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; Lion’s future business development, financial condition and results of operations; expected changes in Lion’s revenues, costs or expenditures; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally; proposed crypto asset management operations; and assumptions underlying or related to any of the foregoing. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact our expectations and projections can be found in Lion’s periodic filings with the SEC, including Lion’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Lion’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contact:

Lion Group Holding Ltd.

Tel: +65 8877 3871

Email: ir@liongrouphl.com